April 10, 2012

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:    Michael McTiernan
Kevin Woody
Wilson K. Lee

RE:     Brandywine Realty Trust
Form 10-K for the year ended December 31, 2011
Filed on February 24, 2012
File No. 001-09106

Brandywine Operating Partnership, L.P.
Form 10-K for the year ended December 31, 2011
Filed on February 24, 2012
File No. 000-24407

Dear Mr. McTiernan, Mr. Woody and Mr. Lee:

We have received your April 9, 2012 letter and appreciate your comments with respect to our filings. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Depreciation and Amortization, page F-20

1.
We have considered your response to comment three in your letter dated March 29, 2012 and are unable to agree with your analysis. Please amend your December 31, 2011 10-K to restate your financial statements to properly reflect the out of period adjustment as a correction of an error. Reference is made to paragraph 250-10-45-22 to 24 of the FASB Accounting Standards Codification.

2.	Further to our above comment, please file an Item 4.02 8-K for the Form 10-K for the year ended December 31, 2011. The Form 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and your time frame for filing the restated financial statements.

We have reviewed the Staff's comment letter dated April 9, 2012 and continue to believe, following reconsideration of this matter with our Audit Committee, our independent registered accounting firm and our outside counsel, that the impact of the errors which we corrected as out of period adjustments in 2011 was not material to any of our previously issued financial statements including 2011. Furthermore, we have been transparent with regard to the impact of these errors in the Company's SEC filings.  Consistent with these disclosures, which were presented in the Quarterly Report for the quarters in which we first identified the circumstances that merited an adjustment, we included these disclosures prominently in Items 6 and 7 of our Form 10-K for 2011 and in the notes to our audited financial statements, including a quantification of the out-of-period charges allocated to the current period, thus enabling users of our financial statements to clearly understand the source and impact of the charges.

As part of our SAB 99 analysis, we undertook a full analysis of all relevant considerations, including the magnitude of the out-of period adjustments relative to net income.  In this regard, we recognized that Brandywine's net income has historically been at relatively break-even levels, and we concluded that we should consider other metrics in addition to net income for measuring materiality in our particular fact pattern.   Naturally, for a company that operates on a relatively break-even GAAP basis at the net income level, any out-of-period charge, even one that is very small on an absolute value basis, has the potential for representing a larger percentage of another small number (net income/loss).

Consequently, as part of our SAB 99 analysis, we considered the impact of the errors, including the out of period adjustments in 2011 on other key financial measures.   For example, the aggregate amount of the out-of period adjustment attributable to depreciation and amortization represents approximately 2.2% of Brandywine's total 2011 annual depreciation and amortization and the impact on 2010 and 2009 was less than 1% of annual depreciation and amortization.  Moreover, the aggregate of the out-of-period adjustments would impact 2011, 2010 and 2009 cash flows from operations by less than 1.0%.

We also took into consideration that the effects of the errors impacted the performance metric by which we and most REITs are most closely evaluated (funds from operations, or FFO) by 0.2%, 0.0% and 0.1% in 2011, 2010 and 2009, respectively.  Subsequent to our public disclosures of our interim and audited financial statements, we have not received questions or expressions of concern from analysts or investors with regard to the out-of-period adjustments or to our presentation of them in our financial statements.

We recognize that SAB 99 involves evaluation of materiality in a manner that requires the exercise of judgment and considerations of the context and significance of the errors and how the errors have been handled.  We believe that our analyses and processes conform to the guidance of SAB 99.

As requested, these responses to your comments have been submitted within ten business days of your associated letter. In closing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907 or Gabe Mainardi at 610-832-4980.

Very truly yours,

/s/Howard M. Sipzner ____________
Howard M. Sipzner
Executive Vice President and Chief Financial Officer
CC:     Matthew Greenberger, Citigroup
Jeffrey D. Horowitz, Bank of America Merrill Lynch
Glenn Reiter, Simpson Thacher & Bartlett
Michael Friedman, Pepper Hamilton